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SECU 15027867 SSION

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SEC Mail Processing RECEIVED NOV 27 2015 Wash., DC 189 Section

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LORD ABBETT DISTRIBUTOR, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan Binstock (201) 827-2154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT OF FINANCIAL CONDITION

Lord Abbett Distributor LLC (SEC I.D. No. 8-000216)
September 30, 2015

With Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Daria L. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lord Abbett Distributor LLC, as of and for the year ended September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

TANYA M. BROWN
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2396111
MY COMMISSION EXPIRES APRIL 30, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lord Abbett Distributor LLC
(SEC I.D. No. 8-000216)

Statement of Financial Condition

September 30, 2015

Table of Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Lord Abbett Distributor LLC

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC (the "Company") as of September 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC as of September 30, 2015 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

November 24, 2015

A member firm of Ernst & Young Global Limited

Lord Abbett Distributor LLC
Statement of Financial Condition
September 30, 2015

Assets		
Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. of $40,561,531)	$	42,614,507
Prepaid distribution costs		24,385,499
Receivable for distribution and service fees and sales commissions		28,774,435
Other assets		564,715
Total assets	$	96,339,156
Liabilities and Member's Equity		
Liabilities:		
Marketing support payable	$	24,154,122
Due to Managing Member *(Note 5)*		9,218,164
Accounts payable and accrued expenses		5,076,554
Total liabilities		38,448,840
Member's equity		
Capital		1,293,296,358
Accumulated deficit		(1,235,406,042)
Total Member's equity		57,890,316
Total liabilities and Member's equity	$	96,339,156

See accompanying notes to the Statement of Financial Condition.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2015

1. Organization

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2016.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company maintains cash balances at two financial institutions. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. are considered cash

2. Summary of Significant Accounting Policies (continued)

equivalents. Cash and cash equivalents include money market investments with original maturities of three months or less. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company's cash is primarily on deposit at one financial institution. The Company is subject to concentration risk should this financial institution be unable to fulfill their obligations.

Prepaid Distribution Costs

Fees paid in advance to brokers in connection with the sale of Class A and C shares of the Investment Companies are capitalized and amortized over one year.

Receivable for Distribution and Service Fees and Sales Commissions

Receivable for distribution and service fees include 12B-1 fees that are owed from the Investment Companies, which are affiliated companies. Sales commissions are earned upon sale of securities of the Investment Companies.

Marketing Support Payable

Marketing support payable includes 12B-1 fees payable to third party broker-dealers.

Revenue Recognition

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. Fees are earned in connection with the offering of the securities of the Investment Companies and are being presented net of 12B-1 fees paid to third party broker-dealers.

The income from Class A and C contingent deferred sales charges accrued and collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales commission income is recorded on a trade date basis upon sale of securities of the Investment Companies.

Dividend income is earned on a monthly basis from the Lord Abbett U.S Government and Government Sponsored Enterprises Money Market Fund, Inc.

2. Summary of Significant Accounting Policies (continued)

Allocated Expenses

The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 5). An allocation methodology, pursuant to the expense sharing agreement, has been applied on a consistent basis to shared expenses to equate the proportional cost of a service or product to the proportional use or benefit derived by the Company.

Income Taxes

The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statement. Such taxes are the responsibility of the Managing Member.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncement

In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern* ("ASU 2014-15"). ASU 2014-15 includes financial guidance that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern within one year after the financial statements are available to be issued. Management will have to make certain disclosures if it concludes that substantial doubt exists, or when its plans alleviate substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2014-15.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2015, the Company had regulatory net capital of $16,698,268 and a regulatory net capital requirement of $2,563,257. The Company's ratio of aggregate indebtedness to regulatory net capital was 2.30 to 1 at September 30, 2015. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of the broker/dealer is less than the amount required under Rule 15c3-1.

4. Fair Value Measurements

The Company applies Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – unadjusted quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2015:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 40,561,531	$ -	$ -	$ 40,561,531

Investments in open-ended money market funds are valued at their net asset value at the close of each business day. Changes in valuation techniques may result in transfers into or out of an assigned level within the three-tier hierarchy. All transfers between different levels within the three-tier hierarchy are deemed to have occurred as of the beginning of the reporting period. There have been no such transfers between levels for the year ended September 30, 2015.

5. Related-Party Transactions

As noted above, the Company receives certain services from the Managing Member and, as a result, due to Managing Member represents allocated expenses and direct expenses (i.e., travel and entertainment) which are reimbursable to the Managing Member.

Liabilities to the Managing Member at September 30, 2015 are as follows:

Due to Managing Member:	$ 9,218,164

There were no amounts due from Managing Member as of September 30, 2015.

The Managing Member contributed additional capital of $57,000,000 through direct cash contributions during the year ended September 30, 2015.

For the year ended September 30, 2015, expenses that were allocated from the Managing Member were comprised of personnel services, facilities and equipment, insurance, stationary and supplies, and telephone.

6. Commitments and Contingencies

From time to time, the Company is involved in litigation matters arising in connection with the conduct of its business. Based on available information and consultation with legal counsel, the Company does not believe that such matters will have a material effect on the Company's financial condition, results of operations or cash flows for the year ended September 30, 2015.

7. Subsequent Events

Prior to the date this financial statement was available to be issued, the Managing Member contributed additional capital of $14,000,000 through direct cash contributions. Management evaluated all events that occurred from September 30, 2015 through November 24, 2015, the date this financial statement was available to be issued. During that period, except as noted above, the Company did not have any material recognizable subsequent events.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

SEC Mail Processing Section
RECEIVED
NOV 27 2015
Washington DC
189

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Lord Abbett Distributor LLC

We have reviewed management's statements, included in the accompanying Exemption Statement Pursuant to Rule 17a-5(d), in which (1) Lord Abbett Distributor LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 24, 2015

A member firm of Ernst & Young Global Limited

LORD ABBETT

Lord Abbett Distributor LLC
Exemption Statement Pursuant to Rule 17a-5(d)

We as members of management of Lord Abbett Distributor LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:
(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the period from October 1, 2014 to September 30, 2015 without exception.

Signature

Managing Member
Title